Exhibit 4.1

Share certificate

Number of certificate	Number of share(s)

-[Share cert number]-	-[Number]-

SL SCIENCE HOLDING LIMITED

COMPANY NUMBER 419774

This is to certify that [Name of shareholder] of [address of shareholder] is the registered holder of [number of share(s)] Ordinary share(s) of US$1.00 each being fully paid in the above-named company, subject to the memorandum and articles of association of the company.

EXECUTED for and on behalf of the Company on [date]	by:

Director